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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-30698

SINA Corporation
(Registrant's Name)

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Signatures

Exhibit 99.1 — Press Release regarding Pricing of the Proposed Offering of Convertible Senior Notes

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION
Date: November 15, 2013
	By:	/s/ HERMAN YU Herman Yu Chief Financial Officer

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SIGNATURES